SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding connected transactions progress update of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 28, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

CONNECTED TRANSACTIONS
PROGRESS UPDATE ANNOUNCEMENT

Financial Advisors to China Petroleum & Chemical Corporation

Independent Financial Advisor to the Independent Non-executive Directors

Reference is made to the Company’s announcement date 22 March 2013 in connection with the Framework Agreement between SHI and Tiptop HK, and the Purchase Agreements to be entered into between JV HK and the Relevant Vendors for the acquisition of Transaction Assets.

The Board is pleased to announce that in accordance with the Framework Agreement, on 28 March 2013, JV HK entered into the Purchase Agreements with the Relevant Vendors.

Completion of  the  CIR Transaction,  the  Mansarovar Transaction and  the Taihu Transaction is subject to the fulfillment or waiver of the conditions precedent in the CIR Purchase Agreement, the Mansarovar Purchase Agreement and the Taihu Purchase Agreement respectively, and the required approval from the relevant government authorities and consents from the relevant third parties.

INTRODUCTION

Reference is made to the Company’s announcement date 22 March 2013 in connection with the Framework Agreement between SHI and Tiptop HK, and the Purchase Agreements to be entered into between JV HK and the Relevant Vendors for the acquisition of Transaction Assets (the “Connected Transactions Announcement”). Capitalized terms used herein shall have the same meaning as defined in the Connected Transactions Announcement, unless the otherwise stated herein.

ESTABLISHMENT OF JV HK

The Board is pleased to announce that JV HK, namely Sinopec International Petroleum E&P Hongkong Overseas Limited (中石化國勘(香港)海外有限公司), has been duly incorporated in Hong Kong, and according to the Framework Agreement, each of SHI and Tiptop HK holds 50% shareholding in JV HK. On 28 March 2013, SHI, Tiptop HK and JV HK entered into a shareholders agreement pursuant to which SHI has actual control over the determination of the financial and operational policy of JV HK. Therefore, JV HK is a subsidiary with its financial statements consolidated by the Company.

PURCHASE AGREEMENTS

The Board is pleased to announce that in accordance with the Framework Agreement, on 28 March 2013, JV HK entered into the following Purchase Agreements:

(1)	the CIR Purchase Agreement with Tiptop BVI;

(2)	the Mansarovar Purchase Agreement and the Mansarovar Assignment and Assumption Agreement (as a schedule of the Mansarovar Purchase Agreement) with SOOGL; and

(3)	the CIR Purchase Agreement with SOOGL.

For details of the terms and conditions of the CIR Purchase Agreement, the Mansarovar Purchase Agreement and the Mansarovar Assignment and Assumption Agreement (as a schedule of the Mansarovar Purchase Agreement), and the CIR Purchase Agreement, please refer to the Connected Transactions Announcement.

Completion of the CIR Transaction, the Mansarovar Transaction and the Taihu Transaction is subject to the fulfillment or waiver of the conditions precedent in the CIR Purchase Agreement, the Mansarovar Purchase Agreement and the Taihu Purchase Agreement respectively, and the required approval from the relevant government authorities and consents from the relevant third parties  (for  details, please refer to the Connected Transactions Announcement).

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,

28 March 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: March 29, 2013